Peter Thawnghmung
Yo-Health Inc.

Yo-Health, Inc.

4418 Summit View Road

Dublin, Ohio 43016

September 18, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn : Charles Eastman and Jean Yu.

Re: Yo-Health Inc.

Form 10-K for the fiscal year ended December 31, 2022

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022 File No. 0-56521

Yo-Health Inc. (the “Company”) is hereby responding to your letters addressed to Peter Thawnghmung, Chief Executive Officer of the Company, dated June 20, 2023 and August 23, 2023 (the “SEC Letters”). As a result of the comments we intend to file a Form 10-K/A2 for the period ended December 31, 2022 and are in the process of preparing that 10-K/A2 for approval by our auditors.  We intend to file the 10-K/A2 no later than Monday, October 2, 2023.

Form 10-K for the period ended December 31, 2022 Financial Statements, page F-1

1.We refer to our letter dated March 8, 2023 regarding your Form 10 filed on February 9, 2023. Please tell us how you have addressed comments 15-19 as it relates to your financial statements for the year ended December 31, 2022 and 2021. Respond to each comment individually in your response to us.

Statements of Operations, page F-3

15.Please revise to present EPS on the face of your income statement for each of the periods presented. You may refer to ASC 260-10-45 for further guidance. Additionally, revise your notes to the financial statements to include the disclosures required by ASC 260-10- 50, as applicable. Accordingly, similarly revise your financial statements for the interim periods.

Response:  The Company has revised its financial statements on pages F-3 and  to F-15 include EPS information.

Statement of Cash Flows for the Year Ended December 31, 2021, page F-5.

16.You have presented a Mortgage payable of $1,134,249 in your Cash Flows From Operating Activates within your Statement of Cash Flows for the year ended December 31, 2021. This

Peter Thawnghmung
Yo-Health Inc.

balance appears to be related to mortgages that were assumed as part of an exchange agreement with Yoshi Properties LLC for which you acquired 100% membership interest and have described as real property purchases on page 17. In this regard, it appears the purchases should be classified as a non-cash activity and disclosed outside of the statement of cash flows. Please advise or alternatively, revise your presentation accordingly. You may refer to ASC 230-10-50-3 and 4 for further guidance.

Response:   The Statements of Cash Flows in the Form 10-K/A has been changed to reflect the amount of $1,134,249 classified as a non-cash activity.

Note 1 - Organization and Description of Business

Nature of Operations, page F-6

17.We note from your disclosure you entered into an Exchange Agreement with Yoshi Properties, LLC for which you acquired 100% of the member interests. Pursuant to the Exchange Agreement filed as Exhibit 21.1, the acquisition of such member interests was made in exchange for consideration of 1,000,000 shares of Yo-Health, Inc. In this regard, please describe for us in greater detail your accounting treatment for the share exchange agreement; how the shares issued and assets acquired in the transaction were valued; and cite the guidance your relied upon in determining your treatment. Assuming satisfactory response, revise the notes to the financial statements to disclose your accounting treatment in clear and concise terms, including 1,000,000 shares were issued as part of the exchange agreement.

Response:  The Company considers this transaction as a purchase of property, as opposed to an acquisition since the LLC had no other assets or liabilities, and there were no other intangible assts per se that came with the purchase. Additionally the transaction was done with related parties. The fair market value of the properties acquired was estimated to be equivalent to the mortgages assumed.  The 1,000,000 shares were treated as stock based compensation.  The Company has updated its disclosure on page F-6 and F-11.

18.Please revise your notes to the financial statements to comply with the disclosure requirements outlined in ASC 280-10-50, as applicable.

Response:  The Company has updated its segment disclosures in the December 31, 2022 Form 10-K/A.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

19.We note your revenue recognition policy on page F-8; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC 606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the disclosure objective. In this regard, the information should be specific to the company and avoid the use of boilerplate language.

Peter Thawnghmung
Yo-Health Inc.

Response: The Company has updated its disclosures on F-9 and F-20 in the annual and interim financial statements.

Statement of Cash Flows, page F-6

2.We note you have presented a Mortgage payable of $1,134,249 in your Cash Flows From Operating Activates within your Statement of Cash Flows for the year ended December 31, 2021. We further note you revised this presentation on your Form 10-12G/A, filed June 6, 2023, in response to our March 8, 2023 comment letter. Please tell us why you believe your correction of the error as a revision rather than restating your statement of cashflow for the year ended December 31, 2021 is appropriate. As part of your response, tell us how your treatment complies with ASC 250-10-50 and provide us with your SAB 99 analysis.

Response:  The analysis of whether revision of this item requires a restatement is qualitative as opposed to quantitative.  Per the guidelines of SAB 99 this reclassification does not meet the criteria of any of the following :

•whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•whether the misstatement masks a change in earnings or other trends

•whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

•whether the misstatement changes a loss into income or vice versa

•whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

•whether the misstatement affects the registrant's compliance with regulatory requirements

•whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

•whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•whether the misstatement involves concealment of an unlawful transaction.

For these reasons, the classification error is deemed immaterial and no restatement is required.

Form 10-K/A filed June 12, 2023 Explanatory Note, page 2

3.Please expand your disclosure to describe the details surrounding the restatement. In your response, tell us the nature of the error, how it was detected, and disclose the timing. In addition, tell us what consideration you gave to filing a Form 8-K 4.02 disclosing the issue.

Peter Thawnghmung
Yo-Health Inc.

Response:  The Company will be filing an amended 10-K/A 2 to expand the disclosure surrounding the restatement.  We acknowledge that we missed our reporting requirements to file a Form 8-K to disclose this material error.

Description of Business, page 3

4.We note from your disclosure you entered into an Exchange Agreement with Yoshi Properties, LLC for which you acquired 100% of the member interests. Pursuant to the Exchange Agreement filed as Exhibit 21.1, the acquisition of such member interests was made in exchange for consideration of 1,000,000 shares of Yo-Health, Inc. In this regard, please describe for us in greater detail your accounting treatment for the share exchange agreement; how the shares issued and assets acquired in the transaction were valued; and cite the guidance your relied upon in determining your treatment. Assuming satisfactory response, revise the notes to the financial statements to disclose your accounting treatment in clear and concise terms, including 1,000,000 shares were issued as part of the exchange agreement.

Response : The Company will be filing an amended 10-K/A2 to expand the disclosure surrounding the Exchange Agreement with Yoshi.

5.Please revise your notes to the financial statements to comply with the disclosure requirements outlined in ASC 280-10-50, as applicable.

Response : The Company has addressed this requirement in the 10-K/A related to segment reporting.

Controls and Procedures, page 10

6.Please tell us how you evaluated the effectiveness of your Controls and Procedures for the

•the errors in the accounting for the 7K Farms acquisition

•the presentation, and subsequent revision, of mortgage payable captions in your statement of cash flows

Response : The Company will update its disclosure to disclosure a material weakness in internal controls in an amended 10-K/A2 which it will be filing.

Statement of Operations, page F-4

7.Please revise to present EPS on the face of your income statement for each of the periods presented. You may refer to ASC 260-10-45 for further guidance.

Response :  The presentation of EPS will be addressed in the 10-K/A2 which the Company will be filing.

Peter Thawnghmung
Yo-Health Inc.

Financial Statements

Statement of Cash Flows, page F-6

8.You have presented a Mortgage payable of $594,634 in your Cash Flows From Operating Activates within your Statement of Cash Flows for the year ended December 31, 2022.

This non-cash activity was addressed, and the cash flow presentation revised, during the previous comments issued on your Form 10. Please tell us why you have reverted to the original presentation, how you evaluated the materiality of the error, and support your change with appropriate accounting guidance. Refer to ASC 230-10-50-3 and 4.

Response :  The original presentation was incorrect for the treatment of the mortgage liability which should have been treated as non-cash in nature. The Company will change its disclosure in an amended 10-K/A2 which it will be filing.

Restatement, page F-14

9.We note your disclosure that this amendment has been filed to restate your accounting for the 7K Farms acquisition. Please expand your disclosure to comply with the disclosure requirements outlined in ASC 250-10-50-7. Your revised disclosure should describe the nature of each adjustment and clearly cross-reference to the adjustments made to each financial statement line item.

Response  :  The Company will expand its disclosure in an amended 10-K/A2 which it will be filing.

Very truly yours,

/s/ Peter Thawnghmung

Peter Thawnghmung